COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19516

15th December 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement regarding €90 contract win dated 12 December 2005.
2. Stock Exchange announcement regarding Cobham trading statement dated 12 December 2005.
3. Stock Exchange announcement regarding Holding(s) in Company dated 12 December 2005.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

Dew 12/19

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 12-Dec-05
Number	4421V

RNS Number:4421V
Cobham PLC
12 December 2005

12 December 2005

Cobham Wins €90m Contracts for the A400M Military Transport Aircraft

Cobham plc (Cobham) announces that it has won two contracts, together worth over €90m, to provide air refuelling systems and Satcom antennas for the new tanker versions of the A400M Military Transport Aircraft (A400M).

Flight Refuelling Limited, part of the Cobham Air Refuelling & Auxiliary Mission Equipment Division, has been selected by Airbus to supply its fourth generation refuelling systems for the A400M. The order, worth in excess of €85m, will provide the tanker versions of the A400M for Germany, Spain and France.

Air refuelling operations will be a key tactical role of the A400M following its introduction into service, with the first tanker versions scheduled to commence service in 2011. The solution provided by Cobham will enable refuelling of both fast jet and rotorcraft platforms

The second order to supply Satcom antennas for the A400M has been secured by two Cobham Antennas Division companies, Chelton (Electrostatics) Limited in England and Omnipless in South Africa. The initial order is worth €5m, with Chelton (Electrostatics) providing management control and Omnipless providing the design technology and manufacturing support.

Allan Cook, Cobham Chief Executive, said,
"Selection by Airbus to supply fourth generation wing pod dispensing equipment and hose drum units for centreline refuelling operations further consolidates Cobham's position as the market leader for strategic and tactical air refuelling solutions. The selection of our advanced phased array Satcom antennas reinforces our technical design and manufacturing capabilities."

ENQUIRIES
Cobham plc +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0749
Susan Ellis, Chairman
Helen Thomas

NOTES TO THE EDITOR
Cobham plc - with five technology divisions and one in a service sector, Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Trading Statement
Released	07:00 12-Dec-05
Number	4608V

RNS Number:4608V
Cobham PLC
12 December 2005

12 December 2005

Trading Statement

Cobham plc is updating the market on trading prior to its 31st December year-end and ahead of its preliminary results announcement on 9th March 2006. For 2005, segmental results will be reported for the former Aerospace Systems (ASG), Flight Operations and Services and Chelton Groups.

The overall trading performance of the Group in the second half of the year is consistent with the outlook provided at the time of the interim results announcement.

In ASG, the sale of the Fluid and Air companies was completed on 1st November and the sale of Countermeasures is progressing as expected. Trading in the continuing divisions of Life Support and Air Refuelling and Auxiliary Mission Equipment ("AR & AME") has been good, with recent orders including one covering an urgent operational requirement for life support equipment for ground vehicles in Iraq and a €58m order for Eurofighter Typhoon Chaff and Flare systems. AR & AME has also been selected by Airbus to supply its fourth generation air-to-air refuelling system for tanker versions of the A400M Military Transport Aircraft (A400M). The initial order for these systems will be worth in excess of €85m.

Trading in Flight Operations and Services has been broadly satisfactory. NAS has been selected as preferred bidder for the A$1 billion Coastwatch programme in Australia which, when finalised, should result in a further contract extension to this important programme until 2020.

Trading in Chelton has been strong. Recent acquisitions have been successfully integrated into the Defence Electronic Systems division and orders for intercom systems for the U.S. military light utility vehicles are now being shipped in volume. Other significant orders include three major suites of antennas for the A400M and there have been increased sales of stabilised antennas for oil-rigs in the Gulf of Mexico. The Antennas division has completed the purchase of the remaining shareholding of its former joint venture, TracStar Inc, for a consideration of US$7.6m in cash, further consolidating its focus on the growing satellite antenna market.

The Board is confident that the group's strong order book of £1.5bn and its financial strength position it well to execute the technology-focused strategy announced in September. For 2006, segmental results will be reported for the six new divisions.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:30 12-Dec-05
Number	4935V

RNS Number:4935V
Cobham PLC
12 December 2005

To Cobham dated 9 December 2005

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a purchase of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from above 5% to over 4%.

No of Ordinary Shares sold:	2,808,634	
Resultant Total:	53,881 697	
Held as follows:	53,881,697	Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

From AEGON Asset Management UK

END

Close